Exhibit 99.5

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software’s CDC Factory Solution Improves Plant Productivity at

the Second Largest Coca-Cola Bottler in North America

Newly Implemented CDC Factory Helps Coca-Cola Bottling Co. Consolidated Initially

Raise Total OEE by Two Percent at One of the Company’s Five Plants

SHANGHAI, ATLANTA — Dec. 14, 2010 – CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, announced today, that Coca-Cola Bottling Co. Consolidated, the second largest Coca-Cola bottler in the U.S., has already seen an initial two percent improvement in Overall Equipment Effectiveness (OEE) within five months of implementing CDC Factory, a manufacturing operations management (MOM) solution, at their facility in Roanoke, VA.

Headquartered in Charlotte, N.C., Coca-Cola Bottling Co. Consolidated is a leader in manufacturing, selling, and distributing carbonated and noncarbonated beverages, including soft drinks, water, teas, juices, and energy drinks. With the completion of the implementation in Roanoke, Coca-Cola Bottling Co. Consolidated now plans to implement CDC Factory at its four other production facilities located in Charlotte, N.C., Nashville, Tenn, Mobile, Ala., and Bishopville, S.C.

The implementation of CDC Factory in the Roanoke plant utilized CDC Software’s change management methodology, which has helped Coca-Cola Bottling Co. Consolidated raise OEE levels. As Coca-Cola continues to offer a widening product portfolio, Coca-Cola Bottling Co. Consolidated is faced with increasingly complex manufacturing challenges, such as maintaining numerous stock keeping units (SKUs) and the related changeovers. CDC factory has helped to address these challenges and improve operating efficiencies across all their production lines.

The Coca-Cola Bottling Co. Consolidated Supply Chain team had previous experiences with lengthy design-and- build projects, so they particularly liked CDC Factory’s packaged software functionality and its rapid implementation capabilities. The CDC Software consultants initially performed the Factory Profit Audit, a CDC Factory benchmark study, which provided the Coca-

Cola Consolidated team with a clear and focused project scope that was cost-effective, pragmatic and identified actionable recommendations.

“We especially liked how CDC Factory drives action on the manufacturing floor where our employees take ownership of performance and improvement,” said Steve Westphal, executive vice president, Operations and Systems of Coca-Cola Bottling Co. Consolidated. “With CDC Factory’s capabilities of real-time plant intelligence, coupled with a change program embedded in the deployment activities, I’m delighted we have delivered a 2 percent efficiency improvement in 5 months.”

“We are delighted that the second largest Coca-Cola bottler has delivered such strong results with CDC Factory,” said Mark Sutcliffe, president of CDC Factory product line, CDC Software. “A two percent improvement at the Coca-Cola bottler’s plant represents significant productivity gains. We believe CDC Factory will continue to help address the key challenges for Coca-Cola Bottling Co. Consolidated by helping them deliver rapid performance improvements throughout their plants.”

CDC Factory is a packaged manufacturing operations management system that transforms manufacturing performance by empowering people to make real-time actionable decisions. It combines shop floor data capture, paperless quality management, packaged metrics like Overall Equipment Effectiveness (OEE), manufacturing analytics and executive scorecards. Pre-built continuous Improvement capabilities combined with an implementation model focused on business transformation means organizations can be delivering improvement results rapidly from project commencement.

About Coca-Cola Bottling Co. Consolidated

Coca-Cola Bottling Co. Consolidated is the second largest Coca-Cola bottler in the United States. The Company is a leader in manufacturing, selling, and distributing soft drinks with its corporate offices in Charlotte, N.C. Coca-Cola Bottling Co. Consolidated has one of the highest per capita soft drink consumption rates in the world and manages franchise territories with a consumer base of more than 18 million people. Coca-Cola Bottling Co. Consolidated makes, sells, and delivers carbonated and noncarbonated beverages, primarily products of The Coca-Cola Company. Coca-Cola Bottling Co. Consolidated is listed on the NASDAQ national market system under the symbol COKE.

About CDC Factory

CDC Factory is a packaged manufacturing operations management system that transforms manufacturing performance by empowering people to make real-time actionable decisions. CDC Factory is a platform that is used to standardize improved daily work control practices and formalize the continuous improvement initiatives already in place. CDC Factory integrates the functionality of shop floor data capture, packaged metrics like Overall Equipment Effectiveness (OEE), analytics and scorecards, continuous improvement capabilities and paperless quality management. The technology is combined with a proven change method that focuses on developing a structure of daily performance reviews to drive better performance every run, every shift, every day. The process develops operator skills so they are able to drive their own improvements and is deployed typically in less than six weeks per factory. For more information, visit: www.cdcfactory.com.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to our beliefs regarding our solutions’ ability to be rapidly implemented, help our customers expand business, increase capacity, reduce costs, engage workforces, increase line or other efficiencies, improve labor utilization, reduce changeover times, address variability and minor stops, standardize metrics and data, our beliefs regarding CDC Factory’s ability to provide real-time workforce empowerment and real-time visibility into operating metrics, beliefs regarding the suitability of CDC Factory for any particular business or customer, our ability to manage change within an organization and incorporate best practices, our beliefs regarding the adoption of CDC Factory by food manufacturers and the reasons therefore, our ability to continue to grow in the future, and other statements we may make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of market; the continued ability of CDC Factory solutions to address process manufacturer’s business requirements; demand for and market acceptance of new and existing manufacturing operations management solutions; and development of new functionalities which would allow companies to compete more effectively. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC oin June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. Results vary from customer to customer based upon particular facts and circumstances. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

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